UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                 Vistacare, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    92839Y109
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                                 (CUSIP Number)
                                                     with a copy to:
   Mr. Philip C. Timon                               Robert G. Minion, Esq.
   Endowment Capital Group, LLC                      Lowenstein Sandler PC
   1515 Market Street, Suite 2000                    1251 Avenue of the Americas
   Philadelphia, Pennsylvania 19102                  New York, New York 10020
   (215) 563-8600                                    (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  92839Y109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Mr. Philip C. Timon
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:        2,492,803*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   2,492,803*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,492,803*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      14.9%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*As of May 11, 2007 (the "Reporting  Date"),  Endowment  Capital,  L.P. and Long
Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,492,803 shares of the Class A Common Stock, $0.01 par value per share (the "Shares"), of Vistacare, Inc., a Delaware corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of 2,492,803 Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,492,803 Shares, or approximately 14.9% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          The person filing this statement is Mr. Philip C. Timon, whose business address is 1515 Market Street, Suite 2000, Philadelphia, Pennsylvania 19102. Mr. Timon is the sole managing member of Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), which is the sole general partner of Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.

          The Limited Partnerships are engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Timon has never been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was, or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Timon is a United States citizen.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2007 as filed with the Securities and Exchange Commission on May 9, 2007, there were 16,766,250 Shares issued and outstanding as of May 4, 2007. As of May 11, 2007 (the "Reporting Date"), the Limited Partnerships owned in the aggregate 2,492,803 Shares. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of 2,492,803 Shares held by the Limited Partnerships as of the Reporting Date. Thus, as of the Reporting Date, for purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,492,803 Shares, or approximately 14.9% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

          The following table details the transactions in Shares, by the Limited Partnerships, each of which were effected in an ordinary brokerage transaction:

           Date            Transaction           Shares              Price
           ----            -----------           ------              -----

          5/10/07              Sale               93,400            $9.6197
          5/10/07              Sale               64,100            $9.5031
          5/10/07              Sale              225,000            $9.6696
          5/11/07              Sale               55,000            $9.0049
          5/11/07              Sale               50,000            $8.9543
          5/11/07              Sale              200,000            $9.0000

          Except as set forth above, there were no other transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof during the sixty (60) days on or prior to the Reporting Date.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              May 22, 2007


                                              /s/ Philip C. Timon
                                              ----------------------------------
                                              Philip C. Timon,  in  his capacity
                                              as  the sole  managing  member  of
                                              Endowment Capital Group, LLC,  the
                                              sole general partner  of Endowment
                                              Capital, L.P. and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).